

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

> **Re: CenturyTouch Ltd, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 24, 2012**
> **File No. 333-185670**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose on the prospectus cover page that selling shareholders will sell their shares at a fixed price for the duration of the offering. You also disclose on the same page that such shareholders will sell initially at $.05 per share until the shares are quoted on the OTC Bulletin Board. Please revise to reconcile your disclosure throughout the document and clearly confirm that shares will be sold at a fixed price for the duration of the offering.

2.   It appears that prior to the filing of the Form 8-K on April 12, 2012 you were a shell company. Please tell us your basis for not providing the information requested in Item 2.01(f) of Form 8-K.

3.   Please tell us how you will notify the selling shareholders of their underwriters' status

and the accompanying liability.

4. Please revise the prospectus cover page to disclose that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act.

5. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. Please revise to provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, such as the materials culled from the Smith Institute. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

7. We note that your offering price reflects "projected operating results." Please supplementally provide us with materials that served as the basis for this projection. Also, please reconcile this assertion with your disclosure under the Determination of Offering Price heading and in the risk factors section indicating that your offering price was arbitrarily determined.

8. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

   a. How do you maintain your books and records and prepare your financial statements?

   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

   If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

b. What is the background of the people involved in your financial reporting?

   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   • what role he or she takes in preparing your financial statements;

   • what relevant education and ongoing training he or she has had relating to U.S. GAAP;

   • the nature of his or her contractual or other relationship to you;

   • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

   • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

   If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

   • the name and address of the accounting firm or organization;

   • the qualifications of their employees who perform the services for your company;

   • how and why they are qualified to prepare your financial statements;

   • how many hours they spent last year performing these services for you; and

   • the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

   • why you believe they are qualified to prepare your financial statements;

   • how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

c. Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Prospectus Summary, page 5

9. You refer to "capital raised in this offering." Since you will not receive any of proceeds from this offering, please revise your references throughout this document concerning your use of the offering proceeds. For instance, your risk factor on page 11 refers to your "best efforts" offering.

Risk Factors

General Risks Related to Our Business

10. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please disclose the net losses you have incurred.

Some of our mortgage loans may have "due on sale" provisions, page 14

11. Please revise to specifically identify your loans that have due on sale provisions.

Selected Financial Data, page 19

12. Please update your selected financial data to include the periods presented in the audited financial statements.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 20

13. Please update your results of operations to discuss all periods presented in your financial statements. In addition, provide a more comparative period discussion of your results of operations.

14. You refer to "the period ended September 30, 2012." Please clarify if you are referring to a three or nine month period.

Liquidity and Capital Resources, page 21

15. Please revise to quantify your anticipated cash uses for the next fiscal year, including estimated acquisition and development costs.

16.   We note that your current rents cover your operating and interest expenses. Please revise to discuss whether you believe your resources will be sufficient to meet your operating requirements for at least the next twelve months.

Investment Policies of Registrant, page 22

17.   Please refer to Item 13(d) of Form S-11 and confirm that you have no intent in investing in real estate securities.

Description of Real Estate

Overview, page 23

18.   Please clarify why you disclose that you "currently do not own eight properties…" in the second paragraph under this subheading.

Borrowing Policy, page 23

19.   Please supplement your disclosure in this section to clarify, if true, that your governing documents place no restrictions on the amount of leverage you may use.

20.   On page 21, you disclose that you have secured debt of $2,204,915 with one bank and another loan in an identical amount owed to Dr. Wong that was used "to purchase our properties." Based on the debt incurred to purchase your properties, please revise to clarify how your 50% borrowing policy, disclosed throughout, is consistent with the noted debt.

Our Properties, page 25

21.   Please revise to clarify how the value of $4,511,945 for your properties was determined. If it is based on the purchase price, please state so.

22.   Please revise to include average effective rental rates for your properties and define how you calculate such rates. Discuss specifically, as applicable, the average tenant improvement costs, leasing commissions and tenant concessions. Also, please expand your MD&A to include detailed leasing activities for the periods presented. Refer to Item 15 of Form S-11.

23.   Please revise to provide lease expiration disclosure for your commercially leased units.

Management Agreement, page 26

24.   Please revise to discuss any termination rights or fees associated with your management agreement. Please also revise to discuss how you calculate "rents" for purposes of

determining the fee. Please also attach the management agreement as an exhibit or, alternatively, tell us why you do not consider the agreement to be material to your operations.

Director, Executive Officers, Promoters and Control Persons, page 30

25.   Please confirm that Mr. Wong is your sole promoter or, alternatively, revise to identify any other persons that would be considered your promoters in this section. Please refer to Item 11(d) of Form S-11.

26.   In accordance with Item 401(e) of Regulation S-K, please describe in more detail the business experience for each of your executives specifically in the last five years, focusing in particular on the nature of each officer's real estate related experience.

Certain Relationships and Related Party Transactions, page 31

27.   Please tell us why the loan provided by Mr. Wong should not be discussed in this section. Please revise to clarify if the loan is unsecured. Also, please tell us why you have included "bank loan" under "increase in officer advances" on page F-13.

Conflicts of Interest, page 32

28.   Please revise to clarify if the activities disclosed in this section are prohibited.

Report of Independent Registered Accounting Firm, page F-1 and F-9

29.   Please have your auditor revise his audit opinions to have his signature match the name of his firm on the PCAOB website. This comment also applies to his consent at Exhibit 23.1.

Financial Statements

30.   Please confirm your reporting year end to us. If your year-end has changed, amend your 8-K filing dated April 12, 2012 that reports the merger of CenturyTouch Limited with Kallisto Ventures to disclose the intended change in accordance with Item 5.03. If you have elected to keep the same year end as previously reported, please tell us why no transition report was filed on Form 10-K. In addition, tell us why no periodic reports have been filed for the periods ended June 30, 2012 and September 30, 2012.

31.   Based on your disclosure, it appears that Kallisto Ventures, Inc's sole shareholder sold 100% of his shares to CenturyTouch Limited in April 2012. It is unclear how you determined that it was appropriate to record the operating assets of CenturyTouch Limited in the financial statements of the registrant formerly known as Kallisto Ventures, Inc. Please tell us how you accounted for this share transaction and please reference the authoritative accounting literature management relied upon. Additionally, please tell us

how you determined the financial statements periods to present.

Consolidated Balance Sheets, pages F-2 and F-10

32.   On page 21, you disclose that your note from Dr. Wong is due on demand. Please tell us how you determined it was appropriate to classify this note as a long term liability.

Consolidated Statements of Cash Flows, pages F-5 and F-13

33.   For the statement on page F-5, please tell us how you determined it was appropriate to record the acquisition of real property as a cash transaction.

34.   Please tell us why your consolidated statements of cash flows do not show depreciation expense as an adjustment to reconcile net income to net cash provided by operating activities.

35.   We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Summary of Significant Accounting Policies, page F-6 and F-14

36.   Please revise your filing to include policy notes or footnotes addressing the following: related party transactions, debt, revenue recognition policy, acquisition of real property, depreciation of real estate, impairment of real estate, and minimum future rents on noncancelable leases.

Foreign Currency Translation, page F-7 and F-14

37.   Please tell us how you have complied with your accounting policy relating to foreign currency translation. We note no translation adjustments in your statements of stockholders' equity and no foreign exchange gains or losses in your statements of operations.

Income Taxes, page F-7 and F-14

38.   In light of the income taxes paid during the fiscal year ended June 30, 2011 and the net income recorded during the fiscal year ended June 30, 2011 and the nine months ended September 30, 2012, please tell us how you determined it was not necessary to record income tax expense or a deferred tax liability. Within your response, please reference the accounting literature management relied upon.

Report of Independent Registered Accounting Firm, page F-9

39.   The inception date noted in the report does not match the inception date in the financial statements. Please have your auditor revise his opinion.

Statements of Operations, page F-11

40.   Please tell us how you determined the weighted average number of common shares outstanding.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 37

41.   Please explain why the acquisition of common stock by the selling stockholders listed on page17 should not be disclosed in this section. Alternatively, please provide the disclosure requested by Item 701 of Regulation S-K.

Exhibit 23.1

42.   Please have your auditor revise his consent to reference the correct report date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Jillian Ivey Sidoti, Esq